300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

   September 23, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall

Kevin Dougherty

Timothy S. Levenberg

Lily Dang

Karl Hiller

George K. Schuler

Re:	U.S. Silica Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

(SEC File No. 333-175636), filed August 29, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated September 21, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement filed on August 29, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

September 23, 2011

General

1.	Please note that all references in this letter to prior comments refer to those numbered comments we issued by letter to you dated August 16, 2011. We refer you to prior comments 1 through 6 and 28, and we reissue those comments. We may have additional comments once you comply by providing updated or new disclosure or by filing the referenced exhibits. Please also revise your exhibit index to precisely identify when and with which amendment the referenced exhibits have been “previously filed.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will comply with the reissued comments by providing updated or new disclosure or by filing the referenced exhibits or otherwise as soon as practicable to allow sufficient time for the Staff to review any changes prior to requesting acceleration of the effective date of the Registration Statement. In addition, the Company has revised the exhibit index to precisely identify when and with which amendment the referenced exhibits have been “previously filed.”

2.	We reissue prior comment 7. You may indicate that the disclosure is accurate as of the referenced date, but do not suggest that is “only” accurate on that date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page i of the Registration Statement to eliminate the suggestion that the disclosure in the prospectus is accurate “only” as of the referenced date.

3.	In the forepart of the prospectus, identify the selling stockholder. Provide also provide the information required by Item 507 of Regulation S-K either in the “Underwriters” section or in a separately titled section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement to identify the selling stockholder. In addition, the Company advises the Staff that it has previously included certain of the information regarding the selling stockholder required by Item 507 of Regulation S-K in the section entitled “Security Ownership of Certain Beneficial Owners” on pages 120-121 of the Registration Statement, including a specific cross-reference to any material transactions between the Company and the selling stockholder described in the section entitled “Certain Relationships and Related Party Transactions.” The Company undertakes to provide the remaining information regarding the selling stockholder required by Item 507 of Regulation S-K (namely, the amount of securities to be offered for the selling stockholder’s account and the amount and percentage of the class to be owned by such holder after completion of the offering) in a subsequent pre-effective amendment to the Registration Statement when such information has been determined.

Securities and Exchange Commission

September 23, 2011

4.	Please provide tabular disclosure to clearly indicate the precise beneficial ownership breakdown with applicable percentages, both before and after this offering. At present, we note that all of your issued and outstanding common stock is held by your parent LLC, whose interest in turn is held by a private investor group, including funds managed by Golden Gate Capital, Paribas North America, Mssrs. Bryan A. Shinn and William W. White and John A. Ulzio, your former CEO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement to provide tabular disclosure to clearly indicate the precise beneficial ownership breakdown with applicable percentages, both before and after this offering. The Company supplementally advises the Staff that the parent LLC, not the members of the private investor group, will be a party to the Underwriting Agreement. The members of the private investor group will continue to hold their interests in the Company indirectly through the parent LLC after completion of this offering, and the proceeds from the sale of the shares by the parent LLC in this offering will be distributed to the members of the private investor group by the parent LLC.

Use of Proceeds, page 40

5.	We note your response to prior comment 14. If you have no specific plan for the net proceeds you will receive from this offering other than to fund future capital expenditures, not currently specified for your business, then we re-issue prior comment 14 in part. Please discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 40 of the Registration Statement to disclose the principal reasons for the offering at this time.

Underwriters, page 135

6.	We reissue prior comment 27. Please provide the requested disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Registration Statement to clarify that there are no agreements with Morgan Stanley & Co. LLC regarding the possible early release of locked-up shares and that the Company is not aware of any intentions of Morgan Stanley & Co. LLC to waive the terms of the lock-up agreements.

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Securities and Exchange Commission

September 23, 2011

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Brian Slobodow

U.S. Silica Holdings, Inc.

William A. White

U.S. Silica Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Mike Buher

Grant Thornton LLP